Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

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HONG KONG

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Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

March 22, 2021

CONFIDENTIAL AND VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Ryan Rohn, Staff Accountant
Ms. Jan Woo, Esq., Legal Branch Chief
Mr. Matthew Crispino, Esq., Staff Attorney

Re:	Full Truck Alliance Co. Ltd.
Draft Registration Statement on Form F-1
Submitted February 11, 2021
CIK No. 001838413

Ladies and Gentlemen:

On behalf of our client, Full Truck Alliance Co. Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 2”) of the above-referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

DANIEL FERTIG	ADAM C. FURBER	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	CELIA C.L. LAM	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG
RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

March 22, 2021

We enclose herewith five (5) courtesy copies of Draft No. 2, which has been marked to show changes to the Company’s Draft Registration Statement initially confidentially submitted to the Commission on February 11, 2021 (the “February 11 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated March 10, 2021 from the Staff (the “March 10 Comment Letter”) by revising the February 11 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the March 10 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 2 where the disclosure addressing a particular comment appears.

*        *        *         *        *

Simpson Thacher & Bartlett

March 22, 2021

Cover Page

1.	Please disclose on the cover page that you will be a controlled company following the offering.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of Draft No. 2.

Risk Factors, page 10

2.

You disclose that shippers may use more than one account and/or may share the same account with other shippers. Please add a risk factor, if true, that shipper MAUs may underestimate or overestimate the number of active shippers in a given month.

In response to the Staff’s comment, the Company has added the requested disclosure on page 42 of Draft No. 2.

Selected Consolidated Financial Data, page 89

3.	Please include your redeemable preferred shares in your Selected Consolidated Balance Sheet Data on page 91. Refer to paragraph 2 of the Instructions to Item 301 of Regulation S-K.

In response to the Staff’s comment, the Company has added the requested disclosure on page 91 of Draft No. 2.

Non-GAAP Financial Measures, page 91

4.

We note you currently reconcile Non-GAAP adjusted net income/(loss) from Net loss from continuing operations. Please revise your reconciliation to begin from the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 19, 91, 92 and 93 of Draft No. 2.

Our Monetization Model, page 95

5.

We note the three metrics you provide in the table. It appears that these metrics would include paying and non-paying shippers. Please advise. If so, tell us your consideration of providing these metrics between paying and non-paying shippers. In addition, please provide additional disclosure to indicate how each of these items is currently or will generate revenue.

The Company respectfully advises the Staff that each of the three metrics presented, namely average shipper MAUs, fulfilled orders and GTV, takes into account activities of both shippers with active memberships (“paying shippers”) and shippers without active memberships (“non-paying shippers”).

The Company respectfully advises the Staff that it has disclosed the number of shippers with active memberships as of December 31, 2020 on page 142 of Draft No. 2, and it has added the number of shippers with active memberships as of December 31, 2019 on page 142 of Draft No. 2. However, the Company does not consider the number of paying shippers to be a key operating metric for evaluating its performance. First, the Company has multiple revenue streams, and membership fees from paying shippers only represent one of them, which is recognized as revenue from freight listings. In 2019 and the nine months ended September 30, 2020, revenue from freight listings only accounted for 19.3% and 22.2% of the Company’s total revenues, respectively. In addition, the Company’s revenues are primarily driven by the level of transaction activities on its platform, and both paying shippers and non-paying shippers can post and fulfill orders on the platform, thereby contributing to the level of transaction activities. As a result, the Company instead uses average shipper MAUs, fulfilled orders and GTV to measure the level of transaction activities on its platform.

In response to the Staff’s comment, the Company has added disclosure as to the relationship between the three key operating metrics and revenue generation on page 96 of Draft No. 2.

Simpson Thacher & Bartlett

March 22, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 99

6.

You state that you charge shippers membership fees for posting shipping orders on your platform. However, you disclose on page 141 that you use a freemium model in which shippers can post a certain number of shipping orders on your platform free of charge and must pay membership fees in order to post additional shipping orders. Please clarify the disclosure in this section. Also, tell us what consideration you have given to disclosing the number of paying shippers for each period in addition to shipper MAUs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 99 of Draft No. 2.

The Company respectfully refers the Staff to its response to the Staff’s comment 5 above regarding consideration given to the disclosure of key operating metrics.

Cost of revenue, page 105

7.	Please revise your discussion of cost of revenue to discuss the changes in cost of revenue by revenue component.

The Company respectfully advises the Staff that the Company operates in one operating segment. Please refer to the response to the Staff’s comment No. 19. As all revenue streams are generated from the platform, the cost of revenue is incurred to support all revenue generating activities. For example, the technology services fee is incurred for operating the entire platform business. The customer service center employees provide services to shippers and truckers involved in various services. As such, it is not practicable for the Company to allocate its cost of revenue by revenue component in a reasonable and systematic way.

Nine Months ended September 30, 2020 Compared to the Nine Months ended September 30, 2019

Revenues, page 105

8.

We note your revenue from freight matching services as well as your revenue from value-added services both decreased as a result of lower toll fees. Please clarify why both of these revenue components are impacted by toll fees.

The Company respectfully advises the Staff that toll fees do not directly impact the Company’s revenue from freight matching services. A decrease in toll fees in the nine months ended September 30, 2020, however, reduced the market rate for road transportation services, which resulted in lower average service fee for freight brokerage transactions and contributed to the decrease in the Company’s revenue from freight brokerage service.

The Company further respectfully advises the Staff that a decrease in toll fees in the nine months ended September 30, 2020 reduced the usage of the Company’s ETC account top-up services, which resulted in a decrease in the Company’s revenues from ETC services. In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Draft No. 2.

Simpson Thacher & Bartlett

March 22, 2021

General and administrative expenses, page 107

9.

We note your general and administrative expenses increased by 68.8% for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. Although you provide the factors for this change, it does not appear that you quantify these factors. Please quantify the material factors that resulted in this change. Similar concerns apply to your sales and marketing expenses and research and development expenses. Refer to Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 106, 107 and 108 of Draft No. 2.

Liquidity and Capital Resources, page 110

10.

We note your disclosure on page 60 which discusses the PRC government control of currency exchange. Revise to disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Draft No. 2.

Management

Compensation of Directors and Executive Officers, page 171

11.	Please update your disclosure to provide compensation information for your last full financial year. Refer to Item 4 of Form F-1 and Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has added the requested disclosure on page 173 of Draft No. 2.

Principal Shareholders, page 174

12.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by SVF entities and Master Quality Group Limited.

In response to the Staff’s comment, the Company has added the requested disclosure with respect to the securities owned by SVF entities on page 177 and 178 of Draft No. 2.

The Company further respectfully advises the Staff that the trust deed with respect to the securities held by Master Quality Group Limited was amended on February 25, 2021, pursuant to which Mr. Peter Hui Zhang holds the voting power over the shares held by Master Quality Group Limited. The Company will file the amended trust deed as Exhibits 10.21 and 10.22 to its Registration Statement on Form F-1. The Company has also updated the disclosure with respect to the securities owned by Master Quality Group Limited on page 179 of Draft No. 2.

Simpson Thacher & Bartlett

March 22, 2021

Description of Share Capital

Registration Rights, page 191

13.	Please identify the shareholders who are parties to the shareholders agreement.

In response to the Staff’s comment, the Company has added the requested disclosure on page 193 of Draft No. 2.

Financial Statements

Consolidated Statement of Operations and Comprehensive Loss , page F-6

14.

Please revise your statement of operations to show Impairment loss as an Operating expense. Refer to Rule 5-03 of Regulation S-X. In addition, provide footnote disclosure that provides a description of the impaired long-lived asset and the facts and circumstances leading to the impairment, as well as the method or methods for determining fair value. Refer to ASC 360-10-50-2.

The Company respectfully advises the Staff that the entire impairment loss is related to the loans, as an investment, provided to a private company (“ZH”). ZH was a start-up company in the logistics industry focusing on building a fleet of trucks. The Company loaned RMB 870 million to ZH in 2018 to assist ZH with its cash needs for daily operation, business restructuring and development of a new business model. By the end of 2018, with the funding support from the Company, ZH had been expanding its operation as planned, although still in operating loss position, its revenue continued to grow. The Company therefore concluded that there was no impairment to be recorded as of December 31, 2018.

In the first half of 2019, the Company received RMB 300 million of loan repayment from ZH and subsequently ZH requested an additional loan of RMB 260 million. After that, the Company started to revisit the feasibility of ZH’s new business model. Based on a careful review, the Company concluded that the new model could not be successful, which was evidenced by the expanded loss in 2019 based on ZH’s financial information. The Company then started the discussion of recovering its investment in ZH and impaired RMB 710 million of the loans in the second quarter of 2019 based on estimated future cash flows. The remaining RMB 120 million was collected in 2020.

The Company views these loans are in nature the same as its investments in equity investees. It was not involved in the operation of ZH and making loans to entities was not part of its normal business. Considering impairment losses related to equity method investments or equity investments without readily determinable fair value are generally recorded as non-operating related, the Company considers it is reasonable to present the impairment loss related to the loans to ZH as non-operating losses.

Simpson Thacher & Bartlett

March 22, 2021

In response to the Staff’s comment, the Company has added disclosures on pages F-30, F-32 and F-69 of Draft No.2.

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

2.10 Loans receivable, net, page F-18

15.

Your disclosures suggest that the loan receivables are being held as an investment instead of as for sale. Please confirm. If so, explain why the loan receivable activity is being presented as an operating activity instead of an investment activity in your Consolidated Statement of Cash Flows. We refer you to ASC 230-10-45-12.

The Company respectfully advises the Staff that the Company’s classification of loan receivables as operating activities is based on the following guidance and analysis.

ASC 230-10-20 defines operating activities as follows: “Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

The loan receivables from shippers and truckers are generated from the Company’s credit solutions service. Credit solutions service is an important service provided by the Company in its normal course of business. As the cash flows from the credit solutions service are related to the Company’s operating activities in providing revenue generating services, the Company considers the presentation of cash flows related to loan receivables as operating activities is consistent with the presentation of credit solutions service in its statement of operations and comprehensive income.

The Company also believes how to present cash flows related to loan or financing receivable depends on the nature and purposes of such loans or financing receivables and the underlying business activities, as indicated in below the Staff’s speech.

At the 2004 AICPA Conference on Current SEC and PCAOB Developments, Todd Hardiman, associate chief accountant in the SEC’s Division of Corporation Finance, emphasized that all cash collections stemming from the sale of inventory are operating cash flows, regardless of whether the cash flows represent:

•	Immediate cash collections from customers.

•	Collections of cash from receivables obtained in exchange for inventory (short- term or long-term).

•	The proceeds of the sale of customer receivables (originated in exchange for inventory) to third parties (e.g., in a securitization accounted for under ASC 860).

Simpson Thacher & Bartlett

March 22, 2021

In addition, during the conference, Craig Olinger, deputy chief accountant in the SEC’s Division of Corporation Finance, indicated that this classification is required in situations in which the extension of credit is provided by a captive finance subsidiary.

Based on the above Staff’s view, if a loan is provided by a captive finance subsidiary to a customer for inventory purchases, the loan made and the repayment of the loan should be treated as operating cash flows, rather than investing cash flows. That means, the classification of cash flows should be based on the nature of the underlying business activities. The Company noted the above speeches were from 2004 AICPA Conferences and found that they are still relevant to today’s platform businesses.

The Company’s credit solutions service is only provided to shippers and truckers on its platform. The Company does not view the provision of this service as investing activities, as the primary purposes of such loans are not for investment returns or capital gains. They are not held by the Company for investment or for sale, but for the following business reasons:

•	Development of the platform

The credit solutions services provided to shippers and truckers aim to cater to their essential needs and increase their stickiness and engagement on the Company’s platform. Most of the loans are provided to individual truckers on the Company’s platform. Currently, individuals are hardly qualified to obtain loans from banks in the PRC to meet their short-term liquidity needs. The truckers, however, may have urgent cash needs for truck repairs, gas purchases, payment of highway tolls, or regular living expenses. These immediate needs are demonstrated by the high volume of the loans provide by the Company each year, the low value of each loan, typically ranging from RMB 3,000 to 4,000, and the short term of the loans, mostly no longer than three months. Many platform businesses attract users by providing value-added services that complement their core services. The credit solutions service is offered by the Company to incentivize millions of truckers to register and stay on its platform. The Company also provides working capital loans to shippers, which are typically small businesses, in a much easier and more convenient way compared to financial institutions. The credit solutions service has contributed to attract and retain shippers and truckers on its platform and build up the value of its platform.

•	Growth of revenue from freight matching services and other value-added services

The Company’s loans to shippers are usually for payment of (i) freight charge and platform service fee relating to freight brokerage service or (ii) annual listing fee for freight listing service. Since late 2020, the Company has rolled out commissioned online transaction services. For selected types of shipping orders originating from certain cities in China, the Company charges commissions from truckers when they accept shipping orders on the platform. With the financial assistance provided by the Company, the shippers and truckers will be able to enter into more transactions with each other, which in turn bring more revenue to the Company. The substance of such loans is a credit term offered by the Company in its sales of services, similar to the cases described in the Staff’s speech.

In addition, with the growth of shippers and truckers resources on the Company’s platform, the Company has developed various value-added services such as agency services provided to insurance companies, highway authorities, gas station operators and automakers and dealers. The Company earns commission fees upon completion of transactions between shippers/truckers and the third party vendors. With the financial assistance provided by the Company, the shippers/ truckers will be able to enter into more transactions with the third party vendors on the Company’s platform, which in turn also bring more commission revenue to the Company. To seize these revenue growth opportunities, the Company has developed various loan programs with a purpose to promote the business of the third party vendors to shippers and truckers, for example, loans provided specifically for highway tolls payments.

Simpson Thacher & Bartlett

March 22, 2021

Based on the above considerations, the Company has concluded that it is appropriate to present cash flows related to credit solutions service in operating activities as they are not investing activities in nature and the primary purposes of the related cash flows are not for investment return or capital gain but for the development of the Company’s ecosystem around shippers and truckers.

In response to the Staff’s comment, the Company has revised the disclosures on pages 119 and F-23 of Draft No.2.

2.18 Revenue recognition, page F-24

16.

We note you recognize revenue related to your freight brokerage services on a net basis at the point of fulfillment of the shipping order. Tell us how you concluded to recognize this revenue at the point of fulfillment rather than over the period of fulfilment. Refer to ASC606-10-55-6 and Basis for Conclusions of ASU 2014-09 – BC 126.

The Company respectfully advises the Staff that the performance obligation in the Company’s freight brokerage services only represents assisting a shipper in finding a trucker to successfully complete the shipping service requested by the shipper. To satisfy this performance obligation, the Company undertakes a series of activities such as matching of shippers and truckers, review of freight pricing to identify fake transactions, route tracking during goods upload, transportation and goods drop off, and conflict resolution. The Company’s performance obligation does not include the actual shipment of the goods since it is only an agent in connecting shippers with truckers.

The Company assessed whether its freight brokerage service is satisfied at the point of fulfillment of a shipping order or over the period of fulfillment in accordance with the criteria in ASC 606-10-25-27 as follows.

a.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs.

The Company noted that the only performance obligation under the agreement between the Company and the shipper is to assist the shipper in finding a trucker to successfully complete the shipping service requested by the shipper, and control of that service transfers at a point in time upon successful shipment. The series of activities listed above are the activities that the Company needs to undertake on its platform to fulfill its performance obligation. Without the completion of a successful delivery, the shipper won’t pay any amount to the Company. That is, none of the activities performed by the Company before the completion of the delivery, by itself, represents any significant benefit to the shipper such that they represent services that transfer to the customer. Because the nature of the Company’s promise to its customers is to arrange for a trucker to successfully complete the shipment, the activities performed by the Company to fulfill that obligation do not transfer a separate good or service to the customer pursuant to ASC 606-10-25-17, which states the following:

Promised goods or services do not include activities that an entity must undertake to fulfill a contract unless those activities transfer a good or service to a customer. For example, a services provider may need to perform various administrative tasks to set up a contract. The performance of those tasks does not transfer a service to the customer as the tasks are performed. Therefore, those setup activities are not promised goods or services in the contract with the customer.

Pursuant to ASC 606-10-55-6, the Company considered whether “another entity would not need to substantially reperform the work that the entity has completed to date if that other entity were to fulfill the remaining performance obligation to the customer.” If a transaction was cancelled at the beginning or in the middle of transportation, the Company or another platform service provider, who is to fulfill the remaining performance obligation to the shipper, would need to reperform substantially all the activities completed by the Company prior to the cancellation, including the matching service, price review service, route tracking, and conflict resolution. The only activity that the shipper may benefit from the activities performed prior to cancellation is the route tracking during transportation, which is not significant considering the nature of the Company’s performance obligation (i.e., arrange for a successful shipment as opposed to providing the shipping itself) and the completion of a freight transaction only takes one to three days. As such, criterion a is not met.

The Company also considered paragraph BC126 of ASU 2014-09. However, because the Company’s performance obligation does not include the actual shipping service, the fact pattern and related analysis in BC126 would not be applicable. That is, the Company’s service of arranging a successful shipment would need to be substantially reperformed if the goods were delivered only part way as described above.

Simpson Thacher & Bartlett

March 22, 2021

b.	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced.

This criterion is not applicable as the Company’s services do not create or enhance an asset that the customer controls (i.e., the Company is only providing a service that arranges for successful shipment).

c.	The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company’s performance does not create a unique asset (i.e., the Company’s performance is a service that can be provided to any of its shipping customers). In addition, according to the shipping contract between the Company acting as the freight broker and the shipper, both parties have the right to cancel the contract. The Company always cancels a transaction when it identifies fraudulent activities and the shipper can cancel a transaction as long as the cancellation is agreed by the trucker. For a cancelled freight transaction, the Company is not contractually entitled to and won’t receive any payment from the shipper. As the Company does not have an enforceable right to payment for any activities completed to date, criterion c is not met.

Considering the above, the freight brokerage services provided by the Company are not satisfied over time in accordance with ASC 606-10-25-27. Because the Company is only an agent in arranging for freight services, it is the trucker that has the performance obligation to provide shipping services that is satisfied over the period of fulfillment.

The Company further considered the five criteria in ASC 606-10-25-30 to determine whether the point of fulfillment of a shipping order is the point in time at which the shipper obtains control of a promised service and the Company satisfies its performance obligation. ASC 606-10-25-30 states, in part, the following about the indicators of the transfer of control:

a.	The entity has a present right to payment for the asset …

b.	The customer has legal title to the asset …

c.	The entity has transferred physical possession of the asset …

d.	The customer has the significant risks and rewards of ownership of the asset …

e.	The customer has accepted the asset…

The Company noted that criterion a (i.e., present right to payment) is met as according to the shipping agreement entered between the Company and the shipper, the Company is entitled to the payment from the shipper upon the completion of the delivery and the acceptance of the goods by the receiving party. Criteria b through d (i.e., legal title, physical possession, and risks and rewards of ownership) are typically associated with goods. However, by analogy, the customer only receives “possession” and any “significant risks and rewards” of the Company’s services upon successful completion of shipment. Prior to the completion of shipment, the customer receives no significant benefits from the Company’s service (i.e., rewards) or become obligated to pay (i.e., risks). Finally, criterion e (i.e., customer acceptance) only occurs upon successful completion of shipment. It is only upon shipment completion that the Company has objectively met the agreed-upon specifications of arranging to provide a successful shipment to the customer (i.e., the customer only accepts the Company’s service upon completion of shipment).

In addition, the Company noted that for the year ended December 31, 2019 and the nine months ended September 30, 2020, the differences between revenue recognized at the time of fulfillment and revenue that would be recognized under the “over time” approach are only RMB 0.7 million and RMB 0.6 million, representing 0.03 % and 0.03% of consolidated revenue for the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively.

In response to the Staff’s comment, the Company has clarified the disclosures on pages 117 and F-23 of Draft No.2.

Disaggregation of revenues, page F-24

17.

Please expand to disclose disaggregated revenue amounts for revenue earned at a point in time and revenue earned over time. Refer to ASC 606-10-55-91(f). In addition, please revise your disclosure to identify the revenue stream that utilizes the invoice expedient and the stream that has variable consideration that you reference in this footnote. Indicate whether a customer will utilize more than one revenue stream. If so, please disclose how you determine the transaction price and how you allocate revenue to each performance obligation in these circumstances.

Simpson Thacher & Bartlett

March 22, 2021

In response to the Staff’s comment, the Company has revised the disclosures on pages F-24 and F-66 of Draft No.2 to present disaggregated revenue amounts based on timing of transfer of services in accordance with ASC 606-10-55-91(f).

For credit solution services, the only service that is satisfied at a point of time is the loan origination service provided by the Company when it facilitates loans pursuant to the contractual agreements entered among the Company, the borrowers and the institutional funding partners. As the revenue recognized for loan origination services has not been material (RMB 14 million for 2019 and RMB 1 million for the first nine months of 2020), the Company categorizes the entire credit solutions revenue as satisfied over time.

The majority of revenues from other value-added services include i) commissions from insurance companies when shippers or truckers successfully place insurance orders on the Company’s platform, ii) service fees from highway authorities for selling of ETC cards to truckers on the platform, iii) service fees from gas station operators for sales of fuel to truckers on the platform, and iv) service fee from automaker and dealers when truckers on the platform purchase trucks. Therefore, other value-added services revenues are categorized as satisfied at a point of time.

As the Company does not have any revenue streams that utilize the invoice expedient or have variable consideration, the Company has revised the disclosure on page F-25 of the Draft No. 2.

The Company has determined its customers in each type of its services based on who uses the service of the Company and is contractually obligated to pay consideration to the Company for the use of the Company’s service:

Services	Parties that use the services and are obligated to pay consideration for the services	Customers	Revenue for 2019 (in RMB millions)	Revenue for nine-month ended September 30, 2020 (in RMB millions)
Freight listing service	Shippers	Shippers	477	384

Freight brokerage service	Shippers	Shippers	1,292	893

Online transaction service	Truckers	Truckers	—	8

Credit solutions service – use the Company’s own funds or through consolidated trusts to provide credit solutions	Borrowers (shippers and truckers)	Borrowers (shippers and truckers)	433	308

Credit solutions service – facilitate loans for institutional funding partners	Institutional funding partners and borrowers (shippers and truckers)	Institutional funding partners and borrowers (shippers and truckers)	52	25

Other value-added services	Various parties (i.e., insurance companies, gas station operators, highway authorities)	Various parties (i.e., insurance companies, gas station operators, highway authorities)	218	112

As such, the customers that are related to multiple revenue streams are as follows:

Customers	Services
Shippers	Freight listing, freight brokerage, and credit solution service

Truckers	Online transaction service and credit solution service

Simpson Thacher & Bartlett

March 22, 2021

The shippers and truckers enter into separate contracts with the Company for each of the revenue streams listed above. The shippers and truckers may or may not enter into various service agreements with the Company at or near the same time. It is completely at the discretion of the shippers and truckers. The Company assessed whether any of the contracts the shippers and truckers entered into with the Company should be combined for revenue recognition purposes based on the criteria provided in ASC 606-10-25-9.

a.	The contracts are negotiated as a package with a single commercial objective.

Freight listing service - The freight listing agreements are required to be entered by all the shippers for placing orders on the Company’s platform above a certain limit offered to free users, regardless of whether they purchased or will purchase any other services. The pricing package for listing is pre-determined by the platform development department based on various factors including the number of shippers, the volume of orders listed on the platform and the freight frequency of average shippers. None of the factors, however, relate to other current, past or future transactions of any specific shipper. In determining pricing, it is irrelevant whether any specific shipper has had other transactions with the Company. Prior to 2020, the available listing packages were RMB 688 for 100 orders or RMB 1,688 for unlimited orders. Since 2020, the listing packages have been changed to RMB 688 for 188 orders, RMB 1,688 for 2,576 orders for newly registered shippers, and RMB1,688 for 10,576 orders for existing shippers, which reflect the development of the Company’s platform business and monetization strategy. The fee for the order listing package needs to be paid prior to posting orders and the payment is not linked to any future transactions. The pre-determined listing package prices represent the standalone selling prices of freight listing service as they are the prices the Company has sold freight listing service for on a standalone basis. Therefore, the Company’s freight listing agreements are not negotiated in conjunction with any other agreements for separate services.

Freight brokerage service – Qualified shippers based on the evaluation of the shippers’ registration information by the Company are permitted to enter into freight brokerage arrangements with the Company and the truckers. Many shippers prefer to contract with the individual truckers with the Company in the middle as a broker, to gain better protection through the Company’s platform services. The freight charge is directly negotiated between the shipper and trucker and the platform service fee earned by the Company is computed as a set percentage (i.e., 6.8%) of the freight charge agreed by the shipper and trucker. The platform service percentage is applied to all the shippers using the freight brokerage service and determined by the business customer department based on various factors including expected margin and competitor pricing. None of the factors, however, relate to other current, past, or future transactions of any specific shipper. In determining pricing, it is irrelevant whether any specific shipper has had other transactions (including other revenue streams) with the Company. The pre-determined platform service rate represents the standalone selling prices of freight brokerage service as it is the rate the Company has applied on a standalone basis. Therefore, the Company’s freight brokerage agreements are not negotiated in conjunction with any other agreements for separate services.

Simpson Thacher & Bartlett

March 22, 2021

Online transaction service – In August 2020, the Company began monetization of its online matching service by collecting commission fees from truckers on selected types of shipping orders originating from certain cities and plans to roll out commission fees in more cities in the future. The commission fee is computed automatically by the system based on the agreed upon freight charge between shippers and truckers, for example, RMB 2 of commission fee for a shipping order less than RMB 200. These prices were determined by the platform development department based on order price and competitor pricing. None of the factors, however, relate to other current, past, or future transactions of any specific trucker. In determining pricing, it is irrelevant whether any specific trucker has had other transactions with the Company. The trucker pays the commission fee upon taking the order, which is the point in time the Company completes its online matching service for the trucker. There is no separate negotiation of the commission fee with any specific trucker and the payment of the commission is not linked to any future transactions. The pre-determined commission fees represent the standalone selling prices of online matching services as they are the prices the Company has sold the online matching services for on a standalone basis. Therefore, the Company’s online transaction service agreements are not negotiated in conjunction with any other agreements for separate services.

Credit solution service – When the Company provides loans to the shippers and truckers registered on its platforms using its own funds or through the consolidated trusts, it earns interest revenue over the term of the loan. The Company’s credit risk department assigns customized credit limit and interest rate based on the output of its data-driven assessment of the borrower’s creditworthiness and the term of the loan, which considers various factors including personal information submitted by the borrower such as age, credit rating and compliance information of the borrower provided by external credit agencies, and historical transaction completion status on the Company’s platform. The historical transaction completion status is used to evaluate the creditability of the borrower. None of the factors relate to pricing of other current, past, or future transactions of any specific shipper or trucker. When the Company facilitates the loans provided by institutional funding partners to the shippers and truckers, the Company earns a fixed fee for the loan origination service, post origination service and guarantee service it provides. The fee rate is negotiated between the Company and the institutional funding partners, not any specific shipper or trucker, for each loan or each type of loans. The interest charged by the Company to the shippers or truckers for loans provided by the Company and the fees charged by the Company to the institutional funding partners for loans facilitated by the Company represent the standalone selling prices of the Company’s credit solution services and market-based interest on the loans as they are the prices and rates the Company has sold its credit solution services for on a standalone basis. Therefore, the Company’s credit solution service agreements are not negotiated in conjunction with any other agreements for separate services.

Simpson Thacher & Bartlett

March 22, 2021

In conclusion, none of the above-described service agreements are negotiated with any specific shipper or trucker as a package in conjunction with a separate service agreement with a single commercial objective.

b.	The amount of consideration to be paid in one contract depends on the price or performance of the other contract.

Typically, the consideration to be paid in one contract does not depend on the price or performance of the other contract (i.e., there is no pricing interdependency). However, the shippers may obtain loans to pay for other services they purchase from the Company. For example, the shipper may obtain working capital loans to pay for freight charge and the platform service fee when they use the Company’s freight brokerage service. In this case, the payments for freighter brokerage services may depend on the repayment of the loans provided to shippers.

The revenues from truckers have not been material, therefore, it is rare for truckers to obtain loans to pay for the services purchased from the Company. The truckers may obtain loans to purchase insurance, fuel or ETC cards on the Company’s platform, which could result in revenue from the Company’s other value-added services. In these cases, whether the commission fees will be paid by the Company’s customers in other value-added services does not depend on the repayment of the loans provided to truckers.

Because the Company charges market-based interest rates on the loans, the loans are full recourse to the borrowers, and the fees for other services are determined at their standalone selling prices, the Company does not believe that the consideration to be paid in one contract necessarily depends on the price or performance of the other contract. Nonetheless, because it is possible that a customer may not make payments on a loan if the Company does not perform the brokerage service, we have determined it is appropriate to combine the loan agreement with the freight brokerage service agreement to which it relates.

Simpson Thacher & Bartlett

March 22, 2021

c.

The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation in accordance with paragraphs 606-10-25-14 through 25-22.

The services provided in each contract represents a separate performance obligation from any services provided in another contract. The performance obligations are described below.

Freight listing service – the performance obligation is to enable the shipper to place orders on the Company’s platform so that the shipper can look for truckers.

Freight brokerage service – the performance obligation is to assist the shippers in finding a trucker to successfully complete the shipping service requested by the shipper, including a series of activities such as matching of shippers and truckers, review of freight pricing to identify fake transactions, route tracking during goods upload, transportation and goods drop off, and conflict resolution.

Credit solutions service – the performance obligation is to provide loans to the shipper or the trucker to meet their financial needs.

Simpson Thacher & Bartlett

March 22, 2021

The services promised in different services contracts are not a single performance obligation. Each service requires a separate service agreement and represents a separate performance obligation. They are distinct as the shipper or the trucker can benefit from each type of service on its own and each service provided to the shipper or the trucker is separately identifiable from other services. Each of the services is sold on a standalone basis by the Company or can be provided on a standalone basis by other third parties. None of the services customize or modify other services. The Company does not significantly integrate any of the services such that they are inputs to a combined output. Further, none of the services significantly affect each other since each service has full utility on its own, is not dependent on another service, and can be fulfilled separately (whether by the Company or another third party).

Based on the above analysis, the Company established the price for each service on a standalone basis. Even if a shipper enters into a loan agreement and a freight brokerage agreement around the same time, each service price is determined by different departments following different pricing strategies independently. The Company has not priced any services on a combined basis. The price of each service determined by the Company has been applied to numerous service transactions on a standalone basis. As such, each of the services is provided to the shipper or trucker at standalone selling prices established separately. Although certain loan agreements entered with the shippers may be combined with other service agreements with such shippers, no re-allocation of transaction prices among performance obligations is necessary as each performance obligation is priced at standalone selling prices. Therefore, because the services are typically sold at their standalone selling prices, combining contracts would not generally result in a material difference from accounting for each contract separately.

In response to the Staff’s comment, the Company has revised the disclosures on pages 118, 119, F-24 and F-67 of Draft No. 2.

Simpson Thacher & Bartlett

March 22, 2021

2.19 Cost of revenues, page F-25

18.

We note that the Value Added Taxes (“VAT”) represents a significant portion of your cost of revenues. Please expand your disclosure to discuss the nature of the VAT and how it is calculated. In this regard, we note it represents approximately 84% of your cost of revenues for the nine months ended September 30, 2020. In addition, please clarify and disclose why you believe the VAT should be included in revenue on a gross basis and that you are the principal.

The Company respectfully advises the Staff that the PRC VAT is assessed based on the gross sales amount in a taxable transaction and the Company is the principal of VAT based on an evaluation of the principal indicators in accordance with ASC 606-10-55-37. While the principal versus agent considerations in ASC 606 are more relevant for the sale of goods or services, the Company believes the indicators in ASC 606-10-55-39 are helpful in assessing whether it is the principal for VAT.

•	The entity is primarily responsible for fulfilling the promise to provide the specific good or service.

According to the PRC Value Added Tax Provisional Regulations and the Pilot Implementation Measures for the Reform of Business Tax to Value-added Tax, an entity or an individual that sells goods, services, intangible assets or fixed assets in the PRC is a PRC VAT taxpayer. (Article 1).

According to the Law of the PRC Concerning the Administration of Tax Collection, where a taxpayer fails to pay taxes or a withholding agent fails to remit tax payments within the specified time limit, the taxation authorities shall, in addition to ordering the taxpayer or withholding agent to pay or remit the tax within the prescribed time limit, impose a penalty for late payment on a daily basis at the rate of 0.05% of the amount of tax in arrears, from the first date of the tax payment is in default. (Article 32)

Based on the above relevant tax rules and regulations, the Company is primarily responsible for fulfilling the promise to pay VAT as a seller of services. In addition, as a VAT taxpayer, the Company will be subject to tax penalty if it fails to pay VAT timely.

The Company also obtained a legal opinion from its PRC counsel that the Company is the primary obligor of the VAT levied on its service selling activities. Therefore, the Company is primarily responsible for making the VAT payments to the relevant taxing authority.

•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

This indicator is not applicable as the VAT is based on services and inventory risk does not apply to taxes.

•	The entity has discretion in establishing the price for the specified good or service.

According to the Notice of the Pilot Implementation Measures for the Reform of Business Tax to Valueadded Tax, the VAT amount that the goods/service seller is subject to shall equal the sales amount multiplied by the applicable VAT rate (Article 22) and sales amount refers to the total price and other charges obtained by a taxpayer for conducting taxable activities (not necessarily the revenue amount recognized by the seller) (Article 37).

In the sales of freight brokerage services, the VAT rate is determined by relevant tax authorities, the freight charge is determined between shippers and truckers, and the platform service fee is determined by the Company. A single party does not determine the VAT amount. However, The Company does not believe this ability (or lack thereof) to determine all of the pricing to be a determinative indicator of which party is the principal. The Company believes that the fact that the Company is primarily responsible for fulfilling the promise to pay VAT as a seller of services to be more relevant in the assessment of which party is the principal. As such, the Company is the principal with respect to the obligation to pay the VAT payment.

Generally, the sellers of goods or services transfer their VAT burden to their customers through raising selling prices of goods or services, and issue VAT invoices to their customers which indicate the VAT amounts included in the selling prices. The customers are then entitled to use those VAT amounts (“deductible input VAT”) presented on the VAT invoices to offset their VAT amounts incurred when they sell goods or services.

Simpson Thacher & Bartlett

March 22, 2021

As such, VAT is placed on a product or service whenever value is added at each stage of the supply chain. Therefore, when a seller recognizes the entire sales amount as revenue and the same VAT rate is applied to all sellers of goods/services at each stage of the supply chain, the VAT amount included in revenue and cost of revenue would not be very significant considering the VAT rate and deductible input VAT.

The Company’s VAT amounts included in revenue and cost of revenue are primarily related to its freight brokerage services. Please see the following freight brokerage transaction as an example.

•	The freight charge agreed by the shipper and the trucker is RMB 1,000.

•	The platform service fee rate is 6.8% so the service fee is RMB 68 (1,000 x 6.8%).

•

The VAT rate is 9%. The VAT included in the freight charge of RMB 1,000 is RMB 83, and the VAT included in the platform service fee of RMB 68 is RMB 6, which are stated on the VAT invoices issued by the Company to the shipper.

The Company collects RMB1,068 in total from the shipper and pays RMB1,000 to the trucker. As a broker and agent in this service, the Company recognizes RMB 68, the difference between the amount it collects from the shipper and the amount it pays to the trucker, as revenue. However, the Company is subject to the total VAT of RMB 89 payable to the local tax bureau because the Company is primarily responsible for the VAT on the freight charge paid to the trucker by the shipper, along with the VAT on its commission earned as a broker.

Simpson Thacher & Bartlett

March 22, 2021

As such, the VAT amounts included in revenue and cost of revenue are RMB 68 and RMB 89, respectively, which are unusually high due to the following two reasons:

•	The VAT levied on the Company is computed based on the gross sales price including freight charge and platform service fee, not the revenue amount recognized by the Company.

•

Hypothetically, pursuant to the shipping contract entered into between the Company acting the freight broker and the trucker, the trucker would issue a VAT invoice to the Company for the VAT of RMB 83 included in the freight charge of RMB1,000 as the trucker is a seller of shipping services and also subject to VAT. The VAT amount presented in the VAT invoice issued by the trucker represents a deductible input VAT and would be recorded as a reduction of the Company’s cost of revenue and VAT payable. At the end, the Company would only need to pay VAT of RMB 6 based on the platform service fee, which represents the value the Company adds during the entire transaction. However, the truckers on the Company’s platform are mostly individuals and in the current PRC VAT system, VAT on individual sellers of goods or services are either at a much lower rate or not enforceable at all. Therefore, in most cases, the Company does not receive VAT invoices from the individual truckers and the truckers do not pay VAT.

The Company is the primary obligor of VAT, which is clearly evidenced by the fact that the Company is subject to VAT even when it is making losses due to VAT in a sales transaction. The Company is not an agent to collect VAT from another party and then pay the tax to the tax authorities. It is the Company’s obligation to pay for the VAT assessed based on gross transaction price, no matter whether it can recover it from any other party.

While the Company is making losses on its freight brokerage services, it will continue developing this business as currently the VAT burden borne by the Company is relieved to certain extent by certain local governments through VAT refund, in order to incentivize the Company to develop business and create local job opportunities.

In response to the Staff’s comment, the Company has revised the disclosures on pages F-24, F-25, F-27, F-67 and F-68 of Draft No. 2.

Simpson Thacher & Bartlett

March 22, 2021

2.28 Segment reporting, page F-27

19.

It appears that you have concluded that you have one operating segment. Please provide us with your analysis of your conclusion, including your consideration if you have more than one operating segment. In this regard, we note the following items;

•	As noted on page 130, Yunmanman and Huochebang were founded in 2013 and 2011, respectively, and these two companies were merged to create FTA in 2017.

•	Your corporate structure diagram on page 8 appears to show two distinct entities that flow into FTA.

•	On page 9, you identify your two main websites are www.ymm56.com and www.huochebang.cn.

•	As noted on the cover of your filing, you appear to have two separate principal executive offices.

In light of the above items, it appears that you have two operating segments. Please advise. Refer to ASC 280-10-50.

Simpson Thacher & Bartlett

March 22, 2021

The Company respectfully advises the Staff that management organizes the Company as a single segment for making operating decisions and assessing performance.

The Company’s current CEO, Mr. Hui (Peter) Zhang, is identified as the chief operating decision maker (“CODM”). The Company’s CODM regularly reviews the operating results of the Company through a single operating segment to make decisions about resources and assess its performance, while revenue and certain operating data such as monthly active users (“MAU”), fulfilled orders and gross transaction value (“GTV”) of the Company are reviewed on a more disaggregated basis to identify performance challenges and opportunities.

The Company respectfully advises the Staff that its operating segment was identified in accordance with the guidance in ASC 280-10-50-1, which states that an operating segment is a component of a public entity that has all of the following characteristics:

a.     It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.     Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.     Its discrete financial information is available.

The Company earns revenues and incurs expenses from three business units (“BU”): platform services BU, freight brokerage services BU and value added services BU. Platform services BU is responsible for all users (both truckers and shippers) related activities such as user acquisition, membership, matching, etc.; Brokerage service BU is responsible for Manyunbao service provided to corporate shippers; and value added services BU is responsible for all value added services including credit solutions and agency services provided to other third-party vendors.

Each BU has a BU leader who reports to the CEO on a regular basis and has a different focus. BU leaders are responsible for their individual business unit and the CODM is making operating decisions and assessing performance of the Company as a whole, in part based on interactions with the BU leaders. BU leaders are directly accountable and maintain regular contact with the CODM to discuss operating activities, key operating data, forecasts and plans for each business unit as described in ASC 280-10-50-7 and should be viewed, collectively, as operating segment management.

The Company’s strategy is to continue expanding its overall GTV, with a focus on expansion and increase of number of shippers and truckers, and the volume of transactions facilitated through the platform. The information the CODM regularly reviews to monitor the Company’s performance and allocate resources has been driven by the Company’s strategy and principally focuses on industry metrics.

The monthly reporting package provided to the CODM includes:

•

Monthly and Year to Date financial information on a consolidated basis including bank balances located in domestic and offshore financial institutions, revenue by service type and flux analysis, total cost and operating expenses and flux analysis, net income and flux analysis;

•

Operating information separated into three BUs including average number of monthly active shippers/truckers, fulfilled orders, GTV of platform services BU, fulfilled orders, GTV of brokerage services BU, loan balances and allowances by major product types of value added services BU. Except for revenue, no other discrete financial information is available for the three BUs.

While the BU leaders have discretion over certain levels of decisionmaking for their areas of responsibility, the CODM is solely responsible for decisions related to the allocation of resources on a Company-wide basis. The key industry metrics are generated by the platform and brokerage services BUs while the value added services BU focuses on increasing the shippers and truckers’ stickiness and engagement on the Company’s platform. Major costs and expenses, which are also a basis of the monthly budget submitted for CODM’s approval, including technology infrastructure fees, promotion expenses, etc., are incurred on a Company-wide basis to develop the platform and gain resources of shippers and truckers, and to support the growth of all three BUs. The CODM, therefore, makes resource allocation decisions using Company-wide KPIs (i.e. average shipper MAUs, fulfilled orders and GTV).

The Company also respectfully advises the Staff that after the merger of Yunmanman and Huochebang at the end of 2017, the legal entity structures were carried over from legacy legal structures with two distinct groups that flow into FTA. The Company established a Co-Chief Executive Officer structure for a short period to facilitate a smooth transition. Since the beginning of 2019, the current CEO has served as the sole chief executive officer and overseen the Company as a whole. The Company’s businesses have been integrated and managed centrally and benefited from the merger synergies. The legacy legal structures are expected to remain due to various reasons such as business licenses possessed by different entities, VIE structures, and preferential tax treatment.

Simpson Thacher & Bartlett

March 22, 2021

The two main websites, as well as two main APPs have been integrated into one platform, which have shared the same operating data since the merger. The reason to still maintain two APPs and two websites is in consideration of user friendly behavior. After the merger, users familiar with Huochebang or Yunmanman APP or website could still use it as they used to.

The Company has one principle executive office located in Jiangsu Province and the other in Guiyang Province. The customer service team, telesales team and part of the credit solution operating team are based in Guiyang. The reason to maintain a second executive office in Guiyang is to benefit from the lower labor cost in Guiyang Province.

Based on the above considerations, the Company has reached the conclusion that it has only one operating segment as defined by ASC 280-10-50-1.

Note 6. Loans Receivable, Net, page F-30

20.

Please expand your disclosure to clarify the nature of your loans and who is the counterparty. In addition, please consider the disclosures outlined in ASC 310-10-50. For example, please disclose the credit quality information, nonaccrual status and trouble debt restructuring policy.

The Company respectfully advise the Staff that the loans are provided to the shippers and truckers registered on its platform using the Company’s own funds or through consolidated trusts, which is part of the Company’s credit solutions services. Such services provided to shippers and truckers aim to cater to their essential needs and increase their stickiness and engagement on the Company’s platform. Please refer to the Company’s response to the Staff’s comment No. 15 for a detailed discussion of the nature and purposes of the loans.

The Company has an internal collection team and also uses third-party collection services as needed to pursue repayments of loan receivables past due. Typically, within the first 60 days of the borrowers’ default, the Company uses its internal collection team to monitor collection status. Once the delinquency period exceeds 60 days, the Company will engage third-party collection service providers to pursue payments. Based on historical data since the inception of the Company’s credit solutions business, the collection rates of loans over 30 days past due, 60 days past due, 90 days past due are approximately 99%, 60% and 30%, respectively. Therefore, the Company stops recording any interest revenue on an accrual basis for the loans that are past due for more than 90 days and write off those over 180 days past due as they are considered uncollectible.

Simpson Thacher & Bartlett

March 22, 2021

The principal amount of each loan is around RMB 3,000 to 4,000. The majority of the loans are with a term no greater than 3 months. Considering the nature of the loans, which are in high volume and low value, the Company does not consider it is necessary to establish a formal trouble debt restructuring policy. In practice, the Company writes off all the uncollectible loans without negotiating any concessions based on its cost and benefit analysis.

In response to the Staff’s comment, the Company has added the requested disclosures on pages F-31, F-32, and F-71 of Draft No.2.

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-61

21.

We note your disclosures on pages 106 and 107 for each of your operating expense line items for the nine months ended September 30, 2020, that salary expenses decreased as a result of headcount optimization. Please provide footnote disclosure to disclose the applicable costs related to this reduction. Refer to ASC 420-10-50. In addition, consider presenting restructuring charges on a separate line item if material. Refer to SAB Topic5P(1).

The Company respectfully advises the Staff that the Company has had no restructuring plan to change either the scope or the manner in which the Company’s business is conducted. As part of the Company’s normal business, it has continued optimizing its departments to improve cost efficiency and achieve economies of scale. The related costs were in total of RMB 37 million and RMB15 million for the year of 2019 and the nine months period ended September 30, 2020, respectively. As the related costs were not material and spread across all three categories of expenses, the Company considers it is not necessary to make separate disclosures in the footnote to the consolidated financial statements. In response to the Staff’s comment, the Company has revised the disclosures on pages 106, 107 and 108 of Draft No. 2.

2.5 Short-term investments, page F-64

22.

We note your short-term investments include time deposits with original maturities of longer than three months but less than one year and trading securities measured at fair value at each period end. Please break-out your short-term investments balance between these two types of investments in your footnote. Refer to ASC 320-10-50.

In response to the Staff’s comment, the Company has added the requested disclosure on page F-65 of Draft No.2.

Simpson Thacher & Bartlett

March 22, 2021

Note 3. Fair Value Measurement, page F-68

23.	For your assets and liabilities measured at fair value on a recurring and nonrecurring basis, please revise to provide the disclosures required by ASC 820-10-50.

In response to the Staff’s comment, the Company has added the requested disclosure on pages F-30, F-69 and F-70 of Draft No.2.

Note 7. Share-Based Compensation, page F-70

24.

Please provide a summary of options granted for one year preceding the filing of this draft registration statement. Please provide the date and amount of each option grant along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

The Company respectively advises the Staff that the Company is still in the process of assessing the fair values of the options granted during the fourth quarter of 2020. But the Company does not expect a material change from the preliminary fair values presented in the following table.

Grant Date	Exercise Price	Fair Value of Option	Fair Value of Ordinary Share
July 2020	US$0.00001	US$0.3071	US$0.3072
August 2020	US$0.00001	US$0.3071	US$0.3072
November 2020	US$0.00001	US$0.3944	US$0.3944
December 2020	US$0.00001	US$0.3944	US$0.3944

The fair value of the ordinary shares of the Company from US$0.3072 per ordinary share as of July 2020 to US$0.3944 per ordinary share as of November 2020 was primarily attributable to the increased probability of an IPO and decreased discount for lack of marketability (the “DLOM”) in the Company.

The valuation that was used by the Company’s Board of Directors as part of its determination of the fair value of the Company’s ordinary shares as of July 2020 and November 2020 reflected the illiquidity of the Company’s equity on that date and the uncertainty of the initial public offering. An increase in the probability of the IPO deployed in the valuation models from 45% for July 2020 to 65% for November 2020 due to management’s expectation of the IPO based on the kick-off of IPO project. The DLOM decreased from 21% to 16% is also due to management’s expectation of the IPO based on the kick-off of IPO project.

Simpson Thacher & Bartlett

March 22, 2021

As of the date of this letter, the Company does not know an estimated IPO price range. Therefore, the Company will complete its analysis from valuation applied in January 2021 to IPO midpoint price once it becomes aware of the estimated preliminary price range of its IPO offering price.

General

25.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*        *        *         *        *

Simpson Thacher & Bartlett

March 22, 2021

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosures

cc:	Full Truck Alliance Co. Ltd.

Hui Zhang, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kai Fan

Davis Polk & Wardwell LLP

Li He

James C. Lin

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Feng Hui

Julie Zhu

Kevin Bu